

Crew Gold Corporation

Jan Vestrum   Chief Executive Officer

Fast Growing Mid-Tier Producer
Ambition to become Major



CREW

Forward-Looking Statements

This presentation and its enclosures and appendices (hereinafter jointly referred to as the “presentation”) have been prepared by Crew Gold Corporation Ltd. (”Crew” or the “Company”) exclusively for information purposes. This presentation has not been reviewed or registered with any public authority or stock exchange. Recipients of this presentation may not reproduce, redistribute or pass on, in whole or in part, the presentation to any other person.

The distribution of this presentation and the offering, subscription, purchase or sale of securities issued by the Company in certain jurisdictions is restricted by law. Persons into whose possession this presentation may come are required by the Company to inform themselves about and to comply with all applicable laws and regulations in force in any jurisdiction in or from which it invests or receives or possesses this presentation and must obtain any consent, approval or permission required under the laws and regulations in force in such jurisdiction, and the Company shall not have any responsibility or liability for these obligations. This presentation does not constitute an offer to sell or a solicitation of an offer to buy any securities in any jurisdiction to any person to whom it is unlawful to make such an offer or solicitation in such jurisdiction.

In relation to the United States and U.S. Persons, this presentation is strictly confidential and is being furnished solely in reliance on applicable exemptions from the registration requirements under the U.S. Securities Act of 1933, as amended (the “US Securities Act”). The shares of the Company have not and will not be registered under the U.S. Securities Act or any state securities laws, and may not be offered or sold within the United States, or to or for the account or benefit of U.S. Persons, unless an exemption from the registration requirements of the U.S. Securities Act is available. Accordingly, any offer or sale of shares in the Company will only be offered or sold (i) within the United States, or to or for the account or benefit of U.S. Persons, only to qualified institutional buyers (“QIBs”) in private placement transactions not involving a public offering and (ii) outside the United States in offshore transactions in accordance with regulations. Any purchaser of shares of the Company in the United States, or to or for the account of U.S. Persons, will be deemed to have made certain representations and acknowledgements, including without limitation that the purchaser is a QIB.

This presentation includes “forward-looking” statements (defined in section 27a of the US Securities Act and section 21e of the U.S. Securities and Exchange Act of 1934 as all statements other than statements of historical facts) including, without limitation, those regarding the Company’s financial position, business strategy, plans and objectives for future operations. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or, as the case may be, the industry, to materially differ from any future results, performance or achievements expressed or implied by such forward-looking statements. Such forward-looking statements are based on numerous assumptions regarding the Company’s present and future business strategies and the environment in which the Company will operate. Among the important factors that could cause the Company’s actual results, performance or achievements to materially differ from those in the forward-looking statements are, among others, the competitive nature of the markets, technological developments, government regulations, changes in economical conditions or political events.



Production & Exploration

Crew Minerals AS

Nalunaq, *Greenland (83%)*

Apex, Philippines *(72.5%)*

Guinor, Guinea *(85%)*

Barberton, *S. Africa (20%)*

Hwini Butre, *Ghana*
Crew - 7% St Jude, (1.2% GS) stock

Seqi Olivine (G*reenland***)**
Royalty $1/t, min $1mpa

Hurdal Molybdenite *(No)*

Mindoro Nickel *(Philippines)*

Pamplona Sulphur *(Phil.)*

Stock Exchanges & ticker code:	TSE, OSE : "CRU"
Shares outstanding:	324 million (453 f.d.)
Average trading volume YTD:	10 million shares/day
Recent shareprice:	NOK 10.60/USD 1.62
Market Cap.:	USD 730 million (f.d)

January 2006



CREW

Delivering on Strategy

Current Crew Management

Gold Production

1980 – Incorporation

1997 – Metorex Investment (50%)

1999 – Mindex acquisition

2002 – New management

2003 – Restructuring and refocusing on gold (100 koz)

- Sale of Metorex
- Acquisition of Barberton (20%)
- FInancing Nalunaq gold mine start-up

2004 – Apex acquisition (72.8%) (300 koz)

- Acquisition of 72.8%, mandatory offer for remaining shares
- Upgrading and restarting of plant and mining operations
- Sale of Seqi

2005 – Guinor acquisition (600 koz)

17th October Crew made all cash offer for 100% of Guinor Gold Corporation at C$1.50/share

12th December Crew Announced 94% acceptance of Offer by Guinor shareholders and concluded deal, Mandatory bid for remaining shares to be completed by end of February

The Offer was financed by equity and debt

January 2006

Share Price


Gold Equity Relative Performance
January 2003 to Present
850%
750%
650%
550%
450%
350%
250%
150%
50%
-50%
Relative Return (%)
Crew Gold
Intermediate Producers
Senior Producers
Junior Producers
Development Companies
Spot Gold
Jan-03
May-03
Sep-03
Jan-04
May-04
Sep-04
Jan-05
May-05
Sep-05
Jan-06
Return Over Period
Crew Gold 605%
Intermediate Producers 141%
Senior Producers 113%
Development Companies 83%
Junior Producers 63%
Spot Gold 58%

Source: BMONesbitBurns

January 2006

CREW

Share Volumes


14.00
12.00
10.00
8.00
6.00
4.00
2.00
0.00
Share Price
25,000
20,000
15,000
10,000
5,000
0
Traded Volumes (000)
07/01/2003
19/05/2003
24/09/2003
04/02/2004
17/06/2004
21/10/2004
28/02/2005
12/07/2005
15/11/2005
Date

Source: Pareto Securities

January 2006



Pro Forma Balance Sheet

Consolidated Pro Forma Balance Sheets, 30 September 2005
(Expressed in thousands of United States dollars)

		2005			2005
ASSETS		$ USD	LIABILITIES		$ USD
CURRENT			CURRENT		
Cash and cash equivalents	$	36,294	Accounts payable and accrued liabilities	$	17,846
Other current assets		22,027	CONVERTIBLE BONDS : 2003 (9%; Conversion Price NOK 3.6))		3,139
			CONVERTIBLE BONDS :2005 (9.5%; Conversion Price NOK 11.00)		141,161
		58,321	BONDS: 2004 (9.5%)		22,993
			BONDS: 2006 (6%)		-
			FUTURE INCOME TAXES		146,153
MINING PROPERTY, PLANT AND			OTHER		-
EQUIPMENT		517,151			331,292
INVESTMENTS IN ASSOCIATED			SHAREHOLDERS' EQUITY		
UNDERTAKINGS		7,129			
OTHER MINERAL PROPERTY			Share capital	$	328,262
INTERESTS		1,203	Equity component of convertible bonds		12,054
OTHER ASSETS		19,118	Other		(68,686)
		544,601			271,630
	$	602,922		$	602,922

Corporate Milestones 2006 - 2008

- Increasing Gold Production over period
  - Lefa 50 to 350 koz
  - Apex 0 to 200 koz
  - Nalunaq 81 to 100 koz
- Quarterly Drilling and Resource Growth
- Improving Efficiencies
- Mindoro Deal
- Separating Crew Minerals
- Additional Project Development









CREW

Corporate Targets

		2005	2006	2007	2008
Reserves	koz	2 386	3 600	3 800	3 900
M & I Resources[1]	koz	4 135	5 800	6 100	6 300
Inferred Resources	koz	3 693	3 800	3 900	3 900
Production[2]	koz	131	220+	595	660
Cash Costs[2]	$/oz	391	315	225	226

Notes

All forecasts made for Calendar years (Crew currently reports June year end)

2005 figures are pro-forma for calendar year and estimated and unaudited only

Stated as 100 % Ownership - Nalunaq 82.5%, Lefa 85%, Apex 72.5%, Barberton stated as 20%

43 101 compliance; M & I Resources include Reserves, Future Reserves and Resources based on expectation of exploration results.

1) Includes Apex historical M&I of 155 koz – MGB (Phil); Nalunaq - Snowden 2005

2) Production and Cash Cost are mid-ranges for 2006 and 2007 as there are production ramp up uncertainties, see project notes

January 2006

Long Term Production Targets



Attributable Gold Production (000 oz.)*
700
600
500
400
300
200
100
0
2005
2006
2007
2008
2009
2010
2011
2012
2013
2014
Exploration and production upside
Exploration and production upside
LEFA Project (85.0%)
Barberton (20%)
Apex (100%)
Nalunaq (82.5%)

Source: Crew Gold / Guinor Gold / Pareto Securities ASA estimates.
Nalunaq, Apex and LEFA accounted for 100% basis, Barberton at its 20% equity stake
**LEFA and Barberton forecasts are based on reserves, Apex forecast is based on historical data, Nalunaq forecast is based on new inferred resources*

January 2006



Lefa Project (Guinor)

		2005	2006	2007	2008
Reserves	koz	2 277	3 300	3 500	3 500
M & I Resources	koz	3 464	5 000	5 300	5 300
Inferred Resources[1]	koz	828	1 100	1 400	1 500
Production[2]	koz	50	+50	360	340
Cash Costs[3]	$/oz	497	350-400	210	235

Notes

Stated as 100 % Ownership (Lefa 85%)

2005 figures are pro-forma for calendar year and estimated and unaudited only

43 101 compliance; Resources include Reserves, Future Reserves and Resources based on expectation of exploration results. 2005 Independent Verification RSG Global

1) Inferred Resource increase planned from regional exploration programs

2) 2006 Production dependent on timing of start up of CIP plant in 4Q06 per BFS

3) Lefa BFS Cash Cost Target Adjusted for increase in Fuel Prices

January 2006



Lefa Project (Guinor)

Milestones

- Kelian Plant arrives Conakry   January 06

- Drilling Results   March 06

- Annual Resource Statement   April 06

- Annual Reserve Statement   June 06

- Construction Completion   September 06

- Commissioning   December 06

- Full Production   March 07



Apex Project

		2005	2006	2007	2008
Reserves	koz	0	180	250	350
M & I Resources	koz	156	200	300	400
Inferred Resources[1]	koz	1 868	1 400	1 300	1 300
Production[2]	koz	0	50-80	150	200
Cash Costs	$/oz	0	250	200	180

Notes

Stated as 100 % Ownership (Apex 72.5%)

2005 figures are pro-forma for calendar year and estimated and unaudited only

43 101 compliance; Resources include Reserves, Future Reserves and Resources based on expectation of exploration results. Historical Resource estimates and statements being verified by Independent Consultants

1) Inferred Resource does not include 1.0 Moz of gold in Porphyry deposits

2) Production build up is dependent on new mining equipment availabilities, vein width and grades from current drill program, as well as tailings dam construction

January 2006

Milestones

•New Drilling Results	March 06
•Start of Initial Production	February - March 06
•Commissioning 500tpd Plant Operation	March – June 06
•SAG Mill shipping from US	March 06
•Preliminary Resource Statement	April 06
•Preliminary Feasibility Study	June 06
•Mining Results, new fleet expansion	June – December 06
•Increased Production	September 06
•Commissioning 2000tpd Plant Operation	December 06

January 2006

Apex Project

Geological Investigations Indicate Exciting Upside



LEGEND:
VEINS PROJECTION
TUNNELS
APEX CLAIM AREA
Mill site
1 Km
Gold Veins
Cu-Au Porphyry deposits
Initial target veins
Extensive Alteration Zones

Figure 1
Major Geologic Features of the Philippines
Scale
200 km
Location of Cities
SOUTH CHINA SEA
PHILIPPINE SEA
CELEBES SEA
BORNEO
MINDANAO
Davao
Manila

January 2006

Extensive alteration mineralization of vein margins indicated by historic sampling and new drilling

- Alteration zones surrounding veins offer potential to increase mining width

- Alteration zones more widespread than previously recognised

- Relationship to large porphyry systems not yet clear

Example of expanded Vein Potential: Malingaya

Location Reference*	Vein only		Vein plus Alteration	
	Width (m)	Grade (g/t Au)	Width (m)	Grade (g/t Au)
M0001	1.5	22.6	3.5	13.4
M0007	1.4	7.9	3.3	7.2
M0008	1.0	9.0	2.6	8.4
M0011	1.2	8.8	3.7	9.9

Data shown are width weighted averages of historic sample strings from different sublevel locations

Potential for increased production

- **Current Plan to start production at 500 tpd increasing to 2000 tpd,**

- **Continuity of veins between historic mining areas and additional mineralised margins offers increased production and larger scale operations**

- **Further production growth to be determined by outcome of ongoing programs**

- **Provisions being made for treatment and tailings storage facilities to cater for future growth**



CREW

Nalunaq Project

		2005	2006	2007	2008
Reserves	koz	0	50	100	100
M & I Resources	koz	292	300	300	300
Inferred Resources	koz	948	1 200	1 100	1 000
Production	koz	81	104	100	100
Cash Costs[1]	$/oz	326	+/-300	+/-270	260

Notes

Stated as 100 % Ownership (Nalunaq 82.5%)

2005 figures are pro-forma for calendar year and estimated and unaudited only

43 101 compliance; Resources include Reserves; Future Reserves and Resources based on expectation of exploration results, 2005 Resource Independently Verified by Snowden

1) Cash cost dependent on availability of new mining equipment and impacts on stope width & grade, and timing of treatment plant decision.

January 2006



CREW

Nalunaq Project

Milestones

•Best Shipment achieved for campaign 7	January 06	✓
•33 608 tonnes, 18.3 g/t, 96.4% recovery		
•Snowden Optimisation Study	December 05	✓
•Optimisation Program Initiated	January 06	✓
•Long term Treatment decision	March 06	
•Efficiency and Operational Results	June 06	
•Improved Cash Cost and Production Results	June 06	
•Drilling and Resource Results	September 06	

January 2006

Mindoro Nickel Project

Several parties have expressed strong interest in participation, a deal with a major is pending,

Saprolite Drilling & Analysis

Additional Metallurgical Testwork

Definitive Feasibility Study

Key Project Data*	
Meas & Indic Resources	73 mill t
In situ average Ni-grade	0.94% Ni
Inferred Resources	135 mill t
Projected Annual prod	60,000 t Ni
Estim. Opex (PFS 1998)	USD 1.35 /Lb Ni
Estim Capex (2005)	USD 1.300 mill

* Data in table are estimates only - measured and indicated resources have been independently verified by IMC (AUS)


0m NE
150m NE
200m NE
250m NE
300m NE
350m NE
400m NE
450m NE
500m NE

Geo-radar profile showing limonite (green), saprolite (blue) and bedrock (red) boundaries

January 2006



Strengthened Management Team

Jan Vestrum
President & CEO

Jon Steen Petersen
Senior Vice President Exploration

James Cole
Chief Financial Officer

Simon Booth
Vice President, Operations

Brian Clive Spratley
Vice President, Project Development

Trevor Schultz
President African Operations

David Attewill
Director, Asian Operations

Andrew Pardy
Chief Geologist, African Operations

Erik Andersen
General Manager, Nalunaq Gold Mine

January 2006

Portfolio of Other Assets

Interests in other mineral projects diversifies investment risk

Minerals

– Mindoro Nickel Project, Philippines

– Pamplona Sulphur project, Philippines

– Hurdal Molybdenum Project, Norway (Drilling underway)

– Royalty on Seqi Olivine project, Greenland
(US$1.0 million minimum annually beginning in 2008)

Other Gold

– 20% interest in Barberton gold mine in South Africa

– 100% of gold exploration properties in Greenland and Norway

– 1.2% shareholding in Golden Star Resources (Hwini Butre, Ghana)





For more information, contact us at
enquiries@crewgold.com